Computation of Ratios of Earnings to Fixed Charges

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED	
	MARCH 31, 2007			
Earnings from continuing operations	$	12,276	$	63,231
Income taxes		3,116		29,118
Earnings from continuing operations before income taxes	$	15,392	$	92,349
Fixed charges:				
Interest, long-term debt	$	8,455	$	33,175
Interest, other (including interest on short-term debt)		2,910		7,097
Amortization of debt expense, premium, net		349		1,331
Portion of rentals representative of an interest factor		131		543
Total fixed charges	$	11,845	$	42,146
Earnings from continuing operations before income taxes	$	15,392	$	92,349
Plus: total fixed charges from above		11,845		42,146
Earnings from continuing operations before income taxes and fixed charges	$	27,237	$	134,495
Ratio of earnings to fixed charges		2.30 ×		3.19 ×